 **MOL HUNGARIAN OIL AND GAS PLC.**

Finance

5th November, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
           Office of International Corporate Finance

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

Enclosure

 **MOL HUNGARIAN OIL AND GAS PLC.**

INVESTOR NEWS

5 November, 2002

Purchase of treasury shares

MOL Hungarian Oil and Gas Company announces that based on the share purchase order made on 2 August 2002 in the period between 29 October 2002 and 4 November 2002 122,500 treasury shares were purchased. During the same period MOL Plc. transferred 127 shares to an employee. After the settlement of these transactions (T+5 days) MOL will have 5,517,608 treasury shares.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924



MOL HUNGARIAN OIL AND GAS PLC.

Finance

7th November, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC")
on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the
Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that
such information and document will not be deemed to be "filed" with the SEC or otherwise subject to
the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information
and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

Enclosure





MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

7 November, 2002

Dr. Mihály Kupa is the chairman of MOL Supervisory Board

MOL Hungarian Oil and Gas Company hereby announces that MOL Supervisory Board elected Dr. Mihály Kupa to the new chairman of the Supervisory Board at its 5 November meeting.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924